123 Justison Street

Wilmington, DE 12345

May 12, 2022

Filed on EDGAR

Dave Irving

Michelle Miller

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Navient Corporation

Form 10-K for Fiscal Year Ended December 31, 2021

Filed: February 25, 2022

File No. 001-36228

Ladies and Gentlemen:

We are submitting this letter on behalf of Navient Corporation (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated April 29, 2022 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (“Form 10-K”), as submitted via EDGAR on February 25, 2022.

For convenience, we have set forth below, in italicized font type, the written comments provided in the Staff’s Letter. As we believe all three questions are inter-related, the combined response of the Company to the three comments is set forth immediately following the three comments below. We believe that approach more clearly addresses the three comments.

Annual Report on Form 10-K

Note 4. Allowance for Loan Losses, page F-27

1.

We note your accounting policy on pages F-16 – F-17 related to the allowance for loan losses. Please tell us how your allowance excluding expected recoveries on charged-off loans complies with the guidance in ASC 326-20-50-13 as amended by ASU 2019-04.

2.

Tell us how your accounting for expected recoveries of amounts previously written off and expected to be written off complies with the guidance in ASC 326-20-30-1, including that it should not exceed the aggregate of amounts previously written off and expected to be written off.

3.

Tell us how you considered Question 100.04 of Non-GAAP C&D’s and Rule 100(b) of Regulation G as the allowance at the end of the period excluding expected future recoveries on charged-off loans appears to be a tailored accounting measurement.

Securities and Exchange Commission

May 12, 2022

Response:

Items we confirm to the Staff:

1.	Our Allowance for Loan Losses (see Appendix A) includes expected recoveries on both previously charged-off loans as well as loans expected to be charged off in the future
a.	Our estimate of remaining future credit losses is net of the amount expected to be recovered after the loan is charged off.
b.	When a loan charges off the expected amount to be recovered remains as a part of the allowance for loan loss and is reflected as “expected future recoveries on charged-off loans”

2.

As it relates to our accounting for recoveries of amounts previously written off and expected to be written off and compliance with the ASC 326-20-30-1 (see Appendix B) requirement that “Expected recoveries of amounts previously written off and expected to be written off shall be included in the valuation account and shall not exceed the aggregate of amounts previously written off and expected to be written off by an entity.” Our policy on recoveries (see Appendix C; page F-17 of our Form 10-K) states:

“At the end of each month, for Private Education Loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the ‘expected future recoveries on charged-off loans.’ If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries on charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered.”

Using our non-refinance Private Education Loans as an example - Our recovery rate on these charged-off loans is 18.4% as of December 31, 2021. As a result, for a $1,000 loan that defaults, we would charge off $816 and expect to recover $184. Our Allowance for loan losses prior to default would be $816 which is net of the expected recovery. Upon charge off the $816 allowance for loan loss is written off against the loan balance with the remaining $184 loan balance reflected as “expected future recoveries on charged-off loans” within the Allowance for loan losses. As a result of the accounting policy stated above from the Form 10-K as well as this example we believe we are compliant with ASC 326-20-30-1 (see Appendix B).

Securities and Exchange Commission

May 12, 2022

As it relates to the rollforward disclosure requirements, per ASC 326-20-50-13 (see Appendix B), the following summarizes the components of our Private Education allowance for loan losses as of December 31, 2021, as well as the impact of including and not including the expected future recoveries on previously charged-off loans on the three credit metrics we disclose (dollars are in millions):

$ 1,338	Expected losses on $21,180 of outstanding loans

$ 329	Less: Expected future recoveries on previously charged-off loans

$ 1,009	Allowance as of 12/31/21

$ 329	Plus: Expected future recoveries on previously charged-off loans

$ 1,338	Allowance at end of period excluding expected future recoveries on previously charged-off loans

$ 21,180	Loans outstanding as of 12/31/21
$ 20,284	Ending loans in repayment as of 12/31/21

Allowance coverage of charge-offs
6.0	Using “Allowance as of 12/31/21”
7.9	Using “Allowance at end of period excluding expected future recoveries on previously charged-off loans”

Allowance as a percentage of the ending total loan balance
4.8%	Using “Allowance as of 12/31/21”
6.3%	Using “Allowance at end of period excluding expected future recoveries on previously charged-off loans”

Allowance as a percentage of the ending loan balance in repayment
5.0%	Using “Allowance as of 12/31/21”
6.6%	Using “Allowance at end of period excluding expected future recoveries on previously charged-off loans”

On page F-27 of our Form 10-K (see Appendix A) we present the GAAP required allowance balance of $1.009 billion as well as an adjusted or “Non-GAAP Financial Measure” allowance balance of $1.338 billion that is called “Allowance at end of period excluding expected future recoveries on previously charged-off loans” (“NGFM LLR”). This NGFM LLR is a presentation / disclosure item only. It neither impacts provision or net income. It also does not impact how the Allowance is presented on the balance sheet.

We believe this NGFM LLR is useful information to share with our investors, lenders and rating agencies as Management uses this metric to more precisely quantify and assess credit risk as we believe it is a more meaningful way to quantify, understand and assess the credit losses in our portfolio. The table above shows that the expected remaining credit losses related to the $21.180 billion portfolio is $1.338 billion. However, GAAP requires that the $329 million of “expected future recoveries on previously charged of loans” be carried as a debit, or reduction, to the allowance for loans losses. However, the $329 million of “expected future recoveries on previously charged-off loans” is not connected in any way or related to the $22.180 billion of loans on the balance sheet. In management’s view, including this $329 million reduction to the allowance related to loans no longer on our balance sheet artificially reduces the allowance for loan losses recorded in connection with the loans currently on the balance sheet and results in a less meaningful credit loss amount to assess and understand the actual future credit losses. As a result, since the remaining credit losses on the $21.180 billion loan portfolio is $1.338 billion, this NGFM LLR is presented to allow a more meaningful presentation of the three credit metrics we show under the allowance for loan losses table. You can see from the comparisons above that the appropriate increase in the metrics when using the more comparable expected loss amount related to the loans on the balance sheet. We believe this provides a more meaningful and holistic view of the available

Securities and Exchange Commission

May 12, 2022

credit loss coverage on the Private Education Loan portfolio. This information is used by management, investors, lenders and rating agencies. It should be noted that given the longer tenure of the Private Education Loan post default recovery cycle (we expect to collect over a 15 year period subsequent to charge off) and the fact that the non-refinance Private Education portfolio is in winddown there is a larger expected future recovery on previously charged-off loans balance in comparison to the overall allowance than most other registrants, which can distort credit metrics that compare the GAAP allowance to the loan balance recognized on the balance sheet.

We do believe we are compliant with Question 100.04 of Non-GAAP C&Ds and Rule 100(b) of Regulation G (see Appendix D) for the reasons stated above. In addition (see Appendix A):

1.	The GAAP required allowance for loan loss of $1.009 billion receives equal or greater prominence than the NGFM LLR as it is shown first before adjusting to the NGFM LLR
2.	There is a clear reconciliation between the GAAP allowance for loan loss and the NGFM LLR
3.	Footnote 6 to the allowance for loan loss table provides an explanation as to why management believes the NGFM LLR is useful information for investors.

We propose the following changes to our disclosures in future filings:

1.	Remove this NGFM LLR presentation from the allowance table in our footnotes and thus only present this NGFM LLR in the Allowance table in MD&A
2.

Define the NGFM LLR within our existing “Non-GAAP Financial Measures” section on page 37 of the Form 10-K. This description has been expanded to better describe the intent and usefulness of this NGFM LLR in our filings with the SEC.

See Appendix E for a markup of the Form 10-K with these proposed changes.

We hope the foregoing addresses the Staff’s comment. Please do not hesitate to contact me at (302) 283-4075 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Joe Fisher

Joe Fisher

Chief Financial Officer

Appendices:

Appendix A – Allowance for Loan Losses Table from page F-27 of the 2021 Form 10-K

Appendix B – ASC 326-20-50-13 & ASC 326-20-30-1

Appendix C – Accounting Policy Disclosure from pages F-16 and F-17 of the 2021 Form 10-K

Appendix D – Question 100.04 of Non-GAAP C&D’s & Rule 100(b) of Regulation G

Appendix E – Proposed Revisions to the 2021 Form 10-K

Securities and Exchange Commission

May 12, 2022

Appendix A – Allowance for Loan Losses Table from page F-27 of the 2021 Form 10-K

Allowance for Loan Losses Metrics

	Year Ended December 31, 2021
(Dollars in millions)	FFELP Loans	Private Education Loans	Total
Beginning balance	$288	$1,089	$1,377
Provision:
Reversal of allowance related to loan sales (1)	—	(107)	(107)
Remaining provision	—	46	46

Total provision	—	(61)	(61)
Charge-offs:
Net adjustment resulting from the change in the charge-off rate(2)	—	(16)	(16)
Net charge-offs remaining(3)	(26)	(153)	(179)

Total charge-offs(3)	(26)	(169)	(195)
Decrease in expected future recoveries on charged-off loans(4)	—	150	150

Allowance at end of period	262	1,009	1,271
Plus: expected future recoveries on charged-off loans(4)	—	329	329

Allowance at end of period excluding expected future recoveries on charged-off loans(5)	$262	$1,338	$1,600

Net charge-offs as a percentage of average loans in repayment, excluding the net adjustment resulting from the change in the charge-off rate(2)	.06%	.76%
Net adjustment resulting from the change in charge-off rate as a percentage of average loans in repayment(2)	—%	.08%
Allowance coverage of charge-offs(6)	10.0	7.9
Allowance as a percentage of the ending total loan balance(6)	.5%	6.3%
Allowance as a percentage of the ending loans in repayment(6)	.6%	6.6%
Ending total loans	$52,903	$21,180
Average loans in repayment	$45,781	$20,150
Ending loans in repayment	$44,390	$20,284

(1)	In connection with the sale of approximately $1.6 billion of Private Education Loans in 2021.

(2)

In 2021, the portion of the loan amount charged off at default on Private Education Loans increased from 81.4% to 81.7%. This change resulted in a $16 million reduction to the balance of the expected future recoveries on charged-off loans in 2021.

(3)

Charge-offs are reported net of expected recoveries. For Private Education Loans, at the time of charge-off, the expected recovery amount is transferred from the education loan balance to the allowance for loan loss and is referred to as the expected future recoveries on charged-off loans. For FFELP Loans, the recovery is received at the time of charge-off.

(4)

At the end of each month, for Private Education Loans that are 212 or more days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this as the “expected future recoveries on charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries for charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. The following table summarizes the activity in the expected future recoveries on charged-off loans:

Year Ended December 31,
(Dollars in millions)	2021
Beginning of period expected recoveries	$479
Expected future recoveries of current period defaults	22
Recoveries	(87)
Charge-offs	(35)
Reduction in expected recoveries related to regulatory settlement(5)	(50)

End of period expected recoveries	$329

Change in balance during period	$(150)

(5)	See “Note 12 – Commitments, Contingencies and Guarantees” for further discussion.

(6)	The allowance used for these metrics excludes the expected future recoveries on charged-off loans to better reflect the current expected credit losses remaining in the portfolio.

Securities and Exchange Commission

May 12, 2022

Appendix B – ASC 326-20-50-13 & ASC 326-20-30-1

326-20-50-13

Furthermore, to enable a financial statement user to understand the activity in the allowance for credit losses for each period, an entity shall separately provide by portfolio segment and major security type the quantitative disclosures of the activity in the allowance for credit losses for financial assets within the scope of this Subtopic, including all of the following:

a. The beginning balance in the allowance for credit losses

b. Current-period provision for expected credit losses

c. The initial allowance for credit losses recognized on financial assets accounted for as purchased financial assets with credit deterioration (including beneficial interests that meet the criteria in paragraph 325-40-30-1A), if applicable

d. Writeoffs charged against the allowance

e. Recoveries collected

f. The ending balance in the allowance for credit losses.

326-20-30-1

The allowance for credit losses is a valuation account that is deducted from, or added to, the amortized cost basis of the financial asset(s) to present the net amount expected to be collected on the financial asset. Expected recoveries of amounts previously written off and expected to be written off shall be included in the valuation account and shall not exceed the aggregate of amounts previously written off and expected to be written off by an entity. At the reporting date, an entity shall record an allowance for credit losses on financial assets within the scope of this Subtopic. An entity shall report in net income (as a credit loss expense) the amount necessary to adjust the allowance for credit losses for management’s current estimate of expected credit losses on financial asset(s).

Securities and Exchange Commission

May 12, 2022

Appendix C – Accounting Policy Disclosure from pages F-16 and F-17 of the 2021 Form 10-K

Allowance for Loan Losses

On January 1, 2020, we adopted ASU No. 2016-13, “Financial Instruments — Credit Losses,” which requires measurement and recognition of an allowance for loan loss that estimates the remaining current expected credit losses (CECL) for financial assets measured at amortized cost held at the reporting date. Our prior allowance for loan loss was an incurred loss model. As a result, the new guidance resulted in an increase to our allowance for loan losses. The new standard impacts the allowance for loan losses related to our Private Education Loans and FFELP Loans.

The standard was applied through a cumulative-effect adjustment to retained earnings (net of tax) as of January 1, 2020, the effective date, for the education loans on our balance sheet as of that date (except for the $70 million Purchased Credit Deteriorated (PCD) portfolio where the related $43 million allowance is recorded as an increase to the basis of the loans). Subsequently, changes in the estimated remaining current expected credit losses, including estimated losses on newly originated education loans, are recorded through provision (net income). This standard represents a significant change from prior GAAP and has resulted in material changes to the Company’s accounting for the allowance for loan losses.

Related to this new standard:

•

We have determined that, for modeling current expected credit losses, we can reasonably estimate expected losses that incorporate current and forecasted economic conditions over a “reasonable and supportable” period. For Private Education Loans, we incorporate a reasonable and supportable forecast of various macro-economic variables over the remaining life of the loans. The development of the reasonable and supportable forecast incorporates an assumption that each macro-economic variable will revert to a long-term expectation starting in years 2-4 of the forecast and largely completing within the first five years of the forecast. For FFELP Loans, after a three-year reasonable and supportable period, there is an immediate reversion to a long-term expectation. The models used to project losses utilize key credit quality indicators of the loan portfolio and predict how those attributes are expected to perform in connection with the forecasted economic conditions. These losses are calculated on an undiscounted basis. For Private Education Loans, we utilize a transition rate model that estimates the probability of prepayment and default and apply the loss given default. For FFELP Loans, we use historical transition rates to determine prepayments and defaults. The forecasted economic conditions used in our modeling of expected losses are provided by a third party. The primary economic metrics we use in the economic forecast are unemployment, GDP, interest rates, consumer loan delinquency rates and consumer income. Several forecast scenarios are provided which represent the baseline economic expectations as well as favorable and adverse scenarios. We analyze and evaluate the alternative scenarios for reasonableness and determine the appropriate weighting of these alternative scenarios based upon the current economic conditions and our view of the likelihood and risks of the alternative scenarios. We project losses at the loan level and make estimates regarding prepayments, recoveries on defaults and reasonably expected new Troubled Debt Restructurings (TDRs).

•

Separately, as it relates to interest rate concessions granted as part of our Private Education Loan modification program, a discounted cash flow model is used to calculate the amount of interest forgiven for loans currently in the program. The present value of this interest rate concession is included in our allowance for loan loss.

•	Charge-offs include the discount or premium related to such defaulted loan.

•

CECL requires our expected future recoveries on charged-off loans to be presented within the allowance for loan loss whereas previously, we accounted for our receivable for partially charged-off loans as part of our Private Education Loan portfolio. This change is only a change in classification on the balance sheet and did not impact retained earnings at adoption of CECL or provision and net income post-adoption.

•

Once our loss model calculations are performed, we determine if qualitative adjustments are needed for factors not reflected in the quantitative model. These adjustments may include, but are not limited to, changes in lending and servicing and collection policies and practices, as well as the effect of other external factors such as the economy and changes in legal or regulatory requirements that impact the amount of future credit losses.

Securities and Exchange Commission

May 12, 2022

At the end of each month, for Private Education Loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the “expected future recoveries on charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries on charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered.

FFELP Loans are insured as to their principal and accrued interest in the event of default subject to a Risk Sharing level based on the date of loan disbursement. These insurance obligations are supported by contractual rights against the United States. For loans disbursed after October 1, 1993, and before July 1, 2006, we receive 98% reimbursement on all qualifying default claims. For loans disbursed on or after July 1, 2006, we receive 97% reimbursement. For loans disbursed prior to October 1, 1993, we receive 100% reimbursement.

Upon adoption of CECL on January 1, 2020, the total allowance for loan losses increased by $802 million (excluding the impact of the balance sheet reclassifications related to the expected future recoveries and PCD portfolio discussed above). This had a corresponding reduction to equity of $620 million.

(Dollars in millions)	FFELP Loans	Private Education Loans	Total
Allowance as of December 31, 2019 (prior to CECL)	$64	$1,048	$1,112
Transition adjustments made under CECL on January 1, 2020:
Current expected credit losses on non-PCD portfolio(1)	260	542	802
Current expected credit losses on PCD portfolio(2)	—	43	43
Reclassification of the expected future recoveries on charged-off loans(3)	—	(588)	(588)

Net increase to allowance for loan losses under CECL	260	(3)	257

Allowance as of January 1, 2020 after CECL	$324	$1,045	$1,369

(1)	Recorded net of tax through retained earnings. Resulted in a $620 million reduction to equity.

(2)	Recorded as an increase in basis of the loans. No impact to equity.

(3)

Reclassification of the expected future recoveries on charged-off loans (previously referred to as the receivable for partially charged-off loans) from the Private Education Loan balance to the allowance for loan losses. No impact to equity.

Securities and Exchange Commission

May 12, 2022

Appendix D – Question 100.04 of Non-GAAP C&D’s & Rule 100(b) of Regulation G

Question 100.04

Question: A registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. Can this measure be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites?

Answer: No. Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.

Rule 100(b) of Regulation G

(b) A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

Reg G. (Item 10 (e) Reg. S-K)

(e) Use of non-GAAP financial measures in Commission filings.

(1) Whenever one or more non-GAAP financial measures are included in a filing with the Commission:

(i) The registrant must include the following in the filing:

(A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

(B) A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;

(C) A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

(D) To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.

Securities and Exchange Commission

May 12, 2022

Appendix E – Proposed Revisions to the 2021 Form 10-K

Proposed revisions to the 2021 Form 10-K are marked below. The same proposed changes reflected below to the 2021 Form 10-K for tabular disclosures related to the year ended December 31, 2021, would be applied consistently to the comparative tabular disclosures related to the year ended December 31, 2020.

1.	Page 2 of Form 10-K (USE OF NON-GAAP FINANCIAL MEASURES)

USE OF NON-GAAP FINANCIAL MEASURES

We prepare financial statements and present financial results in accordance with GAAP. However, we also evaluate our business segments and present financial results on a basis that differs from GAAP. We refer to this different basis of presentation as Core Earnings, which is a non-GAAP financial measure. We provide this Core Earnings basis of presentation on a consolidated basis and for each business segment because this is what we review internally when making management decisions regarding our performance and how we allocate resources. We also include this information in our presentations with credit rating agencies, lenders and investors. Because our Core Earnings basis of presentation corresponds to our segment financial presentations, we are required by GAAP to provide Core Earnings disclosures in the notes to our consolidated financial statements for our business segments.

In addition to Core Earnings, we present the following non-GAAP financial measures: Adjusted Core Earnings, Tangible Equity, Adjusted Tangible Equity Ratio, Pro forma Adjusted Tangible Equity Ratio, ~~and~~ Earnings before Interest, Taxes, Depreciation and Amortization Expense (EBITDA) (for the Business Processing segment), and Allowance for Loan Losses Excluding Expected Future Recoveries on Previously Charged-off Loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures” for a further discussion and a complete reconciliation between GAAP net income and Core Earnings.

2.	Page 37 of Form 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures)

Non-GAAP Financial Measures

In addition to financial results reported on a GAAP basis, Navient also provides certain performance measures which are non-GAAP financial measures. We present the following non-GAAP financial measures: (1) Core Earnings (as well as Adjusted Core Earnings), (2) Tangible Equity (as well the Adjusted Tangible Equity Ratio and Pro forma Adjusted Tangible Equity Ratio), ~~and~~ (3) EBITDA for the Business Processing segment, and (4) Allowance for Loan Losses Excluding Expected Future Recoveries on Previously Charged-off Loans.

Securities and Exchange Commission

May 12, 2022

3.	Page 45 of Form 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures)

New section to be added (after “3. Earnings before Interest, Taxes, Depreciation and Amortization Expense (EBITDA)”):

4. Allowance for Loan Losses Excluding Expected Future Recoveries on Previously Charged-off Loans

The allowance used for the three credit metrics below excludes the expected future recoveries on previously charged-off loans to better reflect the current expected credit losses remaining in connection with the loans on balance sheet that have not charged off. That is, the $1,338 million Private Education Loan allowance for loan losses excluding expected future recoveries on previously charged-off loans represents the current expected credit losses that remain in connection with the $21,180 million Private Education Loan portfolio. The $329 million of expected future recoveries on previously charged-off loans mechanically is a reduction to the overall allowance for loan losses. However, it is not related to the $21,180 million Private Education Loan portfolio on our balance sheet and, as a result, management excludes this impact to the allowance to better evaluate and assess our overall credit loss coverage on the Private Education Loan portfolio. We believe this provides a more meaningful and holistic view of the available credit loss coverage on the Private Education Loan portfolio. We believe this information is useful to our investors, lenders and rating agencies.

Allowance for Loan Losses Metrics

	Year Ended December 31, 2021
(Dollars in millions)	FFELP Loans	Private Education Loans	Total
Allowance at end of period	$262	$1,009	$1,271
Plus: expected future recoveries on previously charged-off loans	—	329	329

Allowance at end of period excluding expected future recoveries on previously charged-off loans	$262	$1,338	$1,600

Allowance coverage of charge-offs(1)	10.0	7.9
Allowance as a percentage of the ending total loan balance(1)	.5%	6.3%
Allowance as a percentage of the ending loans in repayment(1)	.6%	6.6%
Ending total loans	$52,903	$21,180
Ending loans in repayment	$44,390	$20,284

(1)	The allowance used for these credit metrics excludes the expected future recoveries on previously charged-off loans. See discussion above.

Securities and Exchange Commission

May 12, 2022

4.	Page 28 of Form 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Allowance for Loan Losses)

Allowance for Loan Losses

	Year Ended December 31, 2021
(Dollars in millions)	FFELP Loans	Private Education Loans	Total
Beginning balance	$288	$1,089	$1,377
Provision:
Reversal of allowance related to loan sales(1)	—	(107)	(107)
Remaining provision	—	46	46

Total provision	—	(61)	(61)
Charge-offs:
Net adjustment resulting from the change in the charge-off rate(2)	—	(16)	(16)
Net charge-offs remaining(3)	(26)	(153)	(179)

Total charge-offs(3)	(26)	(169)	(195)
Decrease in expected future recoveries on previously charged-off loans(4)	—	150	150

Allowance at end of period	262	1,009	1,271
Plus: expected future recoveries on previously charged-off loans(4)	—	329	329

Allowance at end of period excluding expected future recoveries on previously charged-off loans(5)	$262	$1,338	$1,600

Net charge-offs as a percentage of average loans in repayment, excluding the net adjustment resulting from the change in the charge-off rate(2)	.06%	.76%
Net adjustment resulting from the change in charge-off rate as a percentage of average loans in repayment(2)	—%	.08%
Allowance coverage of charge-offs(5)	10.0	7.9
Allowance as a percentage of the ending total loan balance(5)	.5%	6.3%
Allowance as a percentage of the ending loans in repayment(5)	.6%	6.6%
Ending total loans	$52,903	$21,180
Average loans in repayment	$45,781	$20,150
Ending loans in repayment	$44,390	$20,284

(1)	In connection with the sale of approximately $1.6 billion of Private Education Loans in 2021.

(2)

In 2021, the portion of the loan amount charged off at default on Private Education Loans increased from 81.4% to 81.7%. This change resulted in a $16 million reduction to the balance of the expected future recoveries on charged-off loans.

(3)

Charge-offs are reported net of expected recoveries. For Private Education Loans, at the time of charge-off, the expected recovery amount is transferred from the education loan balance to the allowance for loan loss and is referred to as the expected future recoveries on charged-off loans. For FFELP Loans, the recovery is received at the time of charge-off.

(4)

At the end of each month, for Private Education Loans that are 212 or more days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this as the “expected future recoveries on previously charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries f~~or~~ on previously charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. The following table summarizes the activity in the expected future recoveries on previously charged-off loans:

Year Ended December 31,
(Dollars in millions)	2021
Beginning of period expected future recoveries on previously charged-off loans	$479
Expected future recoveries of current period defaults	22
Recoveries	(87)
Charge-offs	(35)
Reduction in expected recoveries related to regulatory settlement(6)	(50)

End of period expected future recoveries on previously charged-off loans	$329

Change in balance during period	$(150)

(5)

~~The allowance used for these metrics excludes the expected future recoveries on charged-off loans to better reflect the current expected credit losses remaining in the portfolio~~.Item is a non-GAAP financial measure. For a description and reconciliation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures.”

(6)	See “Results of Operations – GAAP Comparison of 2021 Results with 2020” for further details.

Securities and Exchange Commission

May 12, 2022

5.	Page F-27 (Note 4 to Consolidated Financial Statements – Allowance for Loan Losses)

Allowance for Loan Losses Metrics

	Year Ended December 31, 2021
(Dollars in millions)	FFELP Loans		Private Education Loans		Total
Beginning balance		$288		$1,089		$1,377
Provision:
Reversal of allowance related to loan sales(1)		—		(107)		(107)
Remaining provision		—		46		46

Total provision		—		(61)		(61)
Charge-offs:
Net adjustment resulting from the change in the charge-off rate(2)		—		(16)		(16)
Net charge-offs remaining(3)		(26)		(153)		(179)

Total charge-offs(3)		(26)		(169)		(195)
Decrease in expected future recoveries on charged-off loans(4)		—		150		150

Allowance at end of period		$262		$1,009		$1,271

~~Plus: expected future recoveries on charged-off loans(4)~~		~~—~~ 		~~329~~ 		~~329~~

~~Allowance at end of period excluding expected future recoveries on charged-off loans(5)~~	~~$~~	 ~~262~~ 	~~$~~	 ~~1,338~~ 	~~$~~	~~1,600~~

Net charge-offs as a percentage of average loans in repayment, excluding the net adjustment resulting from the change in the charge-off rate(2)		.06%		.76%
Net adjustment resulting from the change in charge-off rate as a percentage of average loans in repayment(2)		—%		.08%
~~Allowance coverage of charge-offs(6)~~		~~10.0~~ 		~~7.9~~
~~Allowance as a percentage of the ending total loan balance(6)~~		~~.5~~ %		~~6.3~~ %
~~Allowance as a percentage of the ending loans in repayment(6)~~		~~.6~~ %		~~6.6~~ %
Ending total loans		$52,903		$21,180
Average loans in repayment		$45,781		$20,150
Ending loans in repayment		$44,390		$20,284

(1)	In connection with the sale of approximately $1.6 billion of Private Education Loans in 2021.

(2)

In 2021, the portion of the loan amount charged off at default on Private Education Loans increased from 81.4% to 81.7%. This change resulted in a $16 million reduction to the balance of the expected future recoveries on charged-off loans in 2021.

(3)

Charge-offs are reported net of expected recoveries. For Private Education Loans, at the time of charge-off, the expected recovery amount is transferred from the education loan balance to the allowance for loan loss and is referred to as the expected future recoveries on charged-off loans. For FFELP Loans, the recovery is received at the time of charge-off.

(4)

At the end of each month, for Private Education Loans that are 212 or more days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this as the “expected future recoveries on charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through the allowance for Private Education Loan losses with an offsetting reduction in the expected future recoveries for charged-off loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered. The following table summarizes the activity in the expected future recoveries on charged-off loans:

Year Ended December 31,
(Dollars in millions)	2021
Beginning of period expected recoveries	$479
Expected future recoveries of current period defaults	22
Recoveries	(87)
Charge-offs	(35)
Reduction in expected recoveries related to regulatory settlement(5)	(50)

End of period expected recoveries	$329

Change in balance during period	$(150)

(5)	See “Note 12 – Commitments, Contingencies and Guarantees” for further discussion.

~~(6)~~	~~The allowance used for these metrics excludes the expected future recoveries on charged-off loans to better reflect the current expected credit losses remaining in the portfolio.~~